Exhibit 21-2

COMMONWEALTH EDISON COMPANY SUBSIDIARY LISTING

Affiliates	Trade Name	Jurisdiction or Formation
ComEd Financing II		Delaware
ComEd Financing III		Delaware
ComEd Funding, LLC		Delaware
ComEd Transitional Funding Trust		Delaware
Commonwealth Edison Company		Illinois
Commonwealth Edison Company of Indiana, Inc.		Indiana
Edison Development Canada, Inc.		Ontario
Edison Finance Partnership		Canada